                                                 Filed by Smithfield Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                                December 4, 2000
                                                           FOR IMMEDIATE RELEASE


                   SMITHFIELD ISSUES STATEMENT IN RESPONSE TO
                                TYSON BID FOR IBP

SMITHFIELD, VA, DECEMBER 4, 2000 - Smithfield Foods, Inc. (NYSE: SFD) today issued the following statement in response to inquiries regarding the offer to acquire IBP, inc. announced today by Tyson Foods:

         "It is by no means clear that the proposal Tyson made today represents superior long-term value over ours. Indeed, we believe that the Smithfield-IBP combination is the more attractive combination given our experience in the meat business, the synergies we can generate by combining our companies, our track record of successfully integrating management teams, and our history of creating shareholder value.

         "These should be important considerations for the IBP Special Committee as it evaluates the merits of the three proposals before it, since IBP shareholders will have a significant ongoing stake in either a combined Smithfield-IBP or Tyson-IBP. We also believe our proposal is very compelling to IBP's other stakeholders -- suppliers, customers and the farming communities it serves.

         "We will continue moving forward with the due diligence process and evaluating our next steps, consistent with our disciplined approach to investing our shareholders' assets."

With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. For more information, please visit WWW.SMITHFIELDFOODS.COM.

CONTACTS:

FOR INVESTORS:                      FOR MEDIA:
Jerry Hostetter                     Josh Pekarsky
Smithfield Foods, Inc.              Sarah Zitter-Milstein
(212) 758-2100                      Kekst and Company
                                    (212) 521-4800

THIS PRESS RELEASE MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (HTTP://WWW.SEC.GOV).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.


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